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EXHIBIT 99.2

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
		(dollars in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income taxes	$182	$1,133	$2,663	$3,815
Fixed charges	2,883	3,203	8,608	8,712

	$3,065	$4,336	$11,271	$12,527

Preferred dividend requirement	$8	$–	$23	$–
Ratio of income from continuing operations before income taxes to income from continuing operations	0.98	1.53	1.48	1.54

Preferred dividends(2)	$8	$–	$34	$–

Fixed charges(1)(3):
Interest expense	$2,842	$3,158	$8,482	$8,574
Estimated interest component of net rental expense	41	45	126	138

	2,883	3,203	8,608	8,712

Fixed charges and preferred dividends	$2,891	$3,203	$8,642	$8,712

Ratio of earnings to fixed charges and preferred dividends	1.06	1.35	1.30	1.44

Earnings, excluding interest on deposits(1):
Income from continuing operations before income taxes	$182	$1,133	$2,663	$3,815
Fixed charges	1,233	1,464	3,463	4,292

	$1,415	$2,597	$6,126	$8,107

Preferred dividends(2)	$8	$–	$34	$–

Fixed charges(1)(3):
Interest expense	$2,842	$3,158	$8,482	$8,574
Less: interest on deposits	(1,650)	(1,739)	(5,145)	(4,420)
Estimated interest component of net rental expense	41	45	126	138

	1,233	1,464	3,463	4,292

Fixed charges and preferred dividends	$1,241	$1,464	$3,497	$4,292

Ratio of earnings to fixed charges and preferred dividends	1.14	1.77	1.75	1.89

(1)
As defined in Item 503(d) of Regulation S-K.
(2)
The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.
(3)
Fixed charges exclude interest expense on uncertain tax positions which is included as a component of income taxes in the Consolidated Statements of Income.

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  EXHIBIT 99.2